Exhibit 3

April 13, 2009

The Board of Directors of
CFS Bancorp, Inc.
C/O Mr. Gregory W. Blaine
Lead Independent Director
707 Ridge Road
Munster, Indiana  46321

Dear Members of the Board of Directors:

On March 25, 2009, I called Tom Prisby to discuss our letter of the same date, a copy of which is attached. That letter set forth our demand that the independent and disinterested members of the board of directors, after an appropriate investigation, cause CFS Bancorp, Inc. (the “Company”) to bring an action for breach of fiduciary duty and corporate waste against the appropriate persons to recover the losses that the Company has incurred as a result of the Company’s (a) wrongful understatement of its loan loss allowances and provisions for loan losses, and wrongful overstatement of net income, in 2005, 2006 and 2007, (b) resulting overstatement of the provision for loan losses and understated net income in 2008, and (c) approval of, and entry into, certain related person transactions identified in the letter. I am writing this letter to stress that time is of the essence and that the independent members of the board of directors should begin their investigation of the claims in the demand letter as soon as possible.

During my discussion with Tom, he mentioned to me that the board of directors would review the issues raised in the demand letter at the April board meeting following the Company’s annual meeting. This timing concerns me because the annual meeting will not take place until the end of April and if the independent members of the board wait until the end of April to begin formally discussing our demand letter, there may not be sufficient time to complete a thorough investigation by the June 23 deadline set forth in the demand letter. Specifically, delaying the start of the process until the end of April may not allow enough time for the identification of independent and disinterested directors, the engagement of independent counsel and other experts, a thorough investigation and the adoption of remedial actions, as required by law.

You should also be aware that I have been contacted by the Office of Thrift Supervision (OTS), and that the OTS stated that they will be conducting their own investigation of our claims within the next 60 days.

I know that these are not easy matters to address and that emotions run high, but they are important matters that need to be addressed as promptly as possible. For example, Tom was extremely defensive about the related person transactions noted in our letter, and he went into detail outlining the qualifications of his relatives employed by the bank, as well as the qualifications of the related party architectural firm used by the bank. As I repeatedly expressed to Tom, our concerns are not related to his relative’s qualifications or lack thereof, but rather to the related person transactions themselves and the conflicts of interest these related person transactions present to the Company. In my view, related person transactions are generally inappropriate for a public company and should be avoided (a view shared by many corporate governance experts and banking regulators).

The independent members of the board of directors have to take complete control of the shareholder derivative claim process as soon as possible, and address it professionally and thoroughly, with the assistance of independent outside counsel and other experts. Management cannot handle this process for the board other than to respond to the board’s (and the board’s outside counsel’s and other experts’) requests for information. Given that I have also made serious claims about how the Company and the bank have recorded loan loss provisions and allowances, an outside expert in credit review and loan loss accounting is needed to properly advise the board. These tasks take time and effort, and time is of the essence.

How the board of directors handles the shareholder derivative claim process, as well as the remedial actions taken and recoveries made, will ultimately dictate whether the Company and individual members of the board will be exposed to additional legal challenges and expenses.

I, or my colleague Richard Lashley, would be glad to further discuss our concerns with each of you. We would also be pleased to meet with the independent members of the board to discuss this further. Please feel free to call me (630-848-1340) or Richard Lashley (973-360-1666) at anytime.

Yours truly yours,

John Palmer
Principal

cc: Mr. Phillip Goldberg, Foley & Lardner, LLP